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                                                                    EXHIBIT 12.2
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                     COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
                                    (Including Interest on Deposits)

   The Corporation's ratios of earnings to fixed charges (including interest on deposits) for the five years ended December 31, 1998 were as follows:

                                                                 Years Ended December 31,
                                                   -------------------------------------------------------
                                                        1998        1997       1996       1995       1994
                                                   -----------   ---------   --------    -------   -------
                                                                  (dollars in thousands)
Income before income taxes,                         $117,510    $199,724   $123,563   $154,577   $123,490
 extraordinary item and cumulative
  effect of accounting changes
Income tax expense                                    61,825      81,840     54,435     65,640     48,926
                                                    --------    --------   --------   --------   --------
Income before extraordinary item and                  55,685     117,884     69,128     88,937     74,564
cumulative effect of accounting
  changes
Extraordinary item, net of tax                       (10,637)          -          -          -          -
Cumulative effect of accounting                            -           -          -          -      8,648
  changes                                           --------    --------   --------   --------   --------

Net income                                          $ 45,048    $117,884   $ 69,128   $ 88,937   $ 83,212
Fixed charges:
Interest on borrowed funds                           375,863     232,048    154,081    110,003     44,670
Interest on deposits                                 399,602     371,543    347,262    323,291    235,632
    Total fixed charges                              775,465     603,591    501,343    433,294    280,302
Earnings (for ratio calculation)                     892,975     803,315    624,906    587,871    403,792
Ratio of earnings to fixed charges                     1.15x        1.33x      1.25x      1.36x      1.44x
                                                  ----------   ---------  ---------  ---------  ---------
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For purposes of computing the ratio of earnings to fixed charges, earnings represent net income before income taxes plus fixed charges.  Fixed charges excluding interest on deposits consist of interest on all debt and  borrowings.
Fixed charges including interest on deposits consist of the foregoing items plus interest on deposits.